May 2016 NASDAQ: MBFI Investor Presentation Filed by MB Financial, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: American Chartered Bancorp, Inc. Filer’s Commission File Number: 001-36599

Forward-Looking Statements 1 When used in this presentation and in reports filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public stockholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases “believe,” “will,” “should,” “will likely result,” “are expected to,” “will continue” “is anticipated,” “estimate,” “project,” “plans,” or similar expressions are intended to identify “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made. These statements may relate to our future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial items. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Important factors that could cause actual results to differ materially from the results anticipated or projected include, but are not limited to, the following: (1) expected revenues, cost savings, synergies and other benefits from the pending MB Financial-American Chartered merger might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; (2) the requisite regulatory approvals for the pending MB Financial-American Chartered merger might not be obtained, or may take longer to obtain than expected; (3) the credit risks of lending activities, including changes in the level and direction of loan delinquencies and write-offs and changes in estimates of the adequacy of the allowance for loan losses, which could necessitate additional provisions for loan losses, resulting both from originated loans and loans acquired from other financial institutions; (4) competitive pressures among depository institutions; (5) interest rate movements and their impact on customer behavior, net interest margin and the value of our mortgage servicing rights; (6) the possibility that our mortgage banking business may experience increased volatility in its revenues and earnings and the possibility that the profitability of our mortgage banking business could be significantly reduced if we are unable to originate and sell mortgage loans at profitable margins or if changes in interest rates negatively impact the value of our mortgage servicing rights; (7) the impact of repricing and competitors’ pricing initiatives on loan and deposit products; (8) fluctuations in real estate values; (9) the ability to adapt successfully to technological changes to meet customers’ needs and developments in the market place; (10) the possibility that security measures implemented might not be sufficient to mitigate the risk of a cyber attack or cyber theft, and that such security measures might not protect against systems failures or interruptions; (11) the ability to realize the residual values of our direct finance, leveraged and operating leases; (12) the ability to access cost- effective funding; (13) changes in financial markets; (14) changes in economic conditions in general and in the Chicago metropolitan area in particular; (15) the costs, effects and outcomes of litigation; (16) new legislation or regulatory changes, including but not limited to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and regulations adopted thereunder, changes in capital requirements pursuant to the Dodd-Frank Act, changes in the interpretation and/or application of laws and regulations by regulatory authorities, other governmental initiatives affecting the financial services industry and changes in federal and/or state tax laws or interpretations thereof by taxing authorities; (17) changes in accounting principles, policies or guidelines; (18) our future acquisitions of other depository institutions or lines of business; and (19) future goodwill impairment due to changes in our business, changes in market conditions, or other factors. We do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date on which the forward-looking statement is made.

Additional Information 2 In connection with the proposed merger between MB Financial and American Chartered, MB Financial filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on February 4, 2016. The registration statement includes a proxy statement/prospectus, which was sent to the shareholders of American Chartered. Investors and shareholders of American Chartered are advised to read the proxy statement/prospectus, which was filed by MB Financial with the SEC on February 4, 2016, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain, or will contain, as the case may be, important information about MB Financial, American Chartered and the proposed transaction. Copies of all documents relating to the merger filed by MB Financial can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing MB Financial’s website at www.mbfinancial.com under the tab “Investor Relations” and then under “SEC Filings.” Alternatively, these documents, when available, can be obtained free of charge from MB Financial upon written request to MB Financial, Inc., Corporate Secretary, 6111 North River Road, Rosemont, Illinois 60018 or by calling (847) 653-1992.

Company Strategy 3  Annualized operating return on average assets 1.09% for 1Q 2016 (1)  Solid capital ratios  Diversified loan portfolio  Top quartile peer performance for 1Q 2016 (2):  Non-interest bearing DDA 40% of total deposits  Low cost of funds of 27 bps  Double digit growth in key fee initiatives in each of the last four years  One of 12 entities awarded President’s “E” Award (3) for export services in 2015, presented by U.S. Commerce Secretary Penny Pritzker  Core non-interest income as a percent of total revenue 39% for 1Q 2016 – Top quartile peer performance  Very low turnover of “A” top-performing employees  Highly successful commercial banker training program  Ranked in the Top 50 of The Detroit Free Press Top Work Places for midsized companies in 2013, 2014 and 2015  Taylor Capital – completed August 2014  MSA Holdings – completed December 2015  American Chartered – announced November 2015  Build a bank with lower risk and consistently better returns than peers  Develop balance sheet with superior profitability and lower risk  Add great customers, whether they borrow or not  Maintain low credit risk and low credit costs  Attract low-cost and stable funding  Maintain strong liquidity and capital  Focus intensely on fee income  Fees need to be high quality, recurring, and profitable  Not an easy task; requires meaningful investment  Emphasize leasing, capital markets, international banking, cards, commercial deposit fees, treasury management, trust and asset management, and mortgage  Grow select fee businesses nationally  Invest in human talent  Recruit and retain the best staff  Maintain strong training programs  Be an employer of choice  Make opportunistic acquisitions  Skilled and disciplined acquirer  Long track record of successful integrations

Banking Segment 4 Retail Banking  Provides a significant portion of funding for the banking segment; 47% of deposits and 11% of loans  High percentage of low-cost funding  Low reliance on CDs  Focuses on business banking customers and individuals that live or work near our branches  Key fee initiatives include card services and treasury management services for business banking customers Wealth Management  Provides customized private banking, trust, investment management and retirement plan services through a team of experienced advisors  Specializes in serving business owners, high-net worth families, foundations, and endowments  Focused on asset management, low-cost deposits, and private banking services  Manages and advises on more than $6.8 billion of client assets through trust and asset management and subsidiaries (Cedar Hill Associates, LLC and MSA Holdings, LLC) Commercial Banking  Lending, depository, capital markets and international banking services to middle- market companies with revenues ranging from $10 to $500 million  “Relationship banking” culture; calling officers have 20+ years average experience  Commercial and industrial and commercial real estate loan portfolio – terms generally range from 1 to 5 years, with total relationship carrying amount typically $25 million or less; approximately 78% have a floating rate of interest indexed to LIBOR or Prime Note: Business line financial data as of March 31, 2016 Lease Banking  Provides banking services to lessors located throughout the U.S. in addition to lease and working capital loans and lease equity investments  Lease banking has over $1.6 billion in loans outstanding  Lease loans are underwritten primarily on the creditworthiness of the lessee  Lessees include mostly investment grade “Fortune 1000” companies located throughout the U.S. and large middle-market companies Asset Based Lending  Targets national middle-market companies, including manufacturers, distributors, and select service companies with sales from $25 million to $500 million  Deal flow via marketing efforts and relationships with private equity firms, mezzanine and second lien capital providers, investment banks, consultants and other trusted advisors  Asset based and hybrid ABL cash flow loans from $5 to $50 million  Over $850 million of loans currently outstanding Treasury Management  Focused on providing high quality and recurring services to commercial and business banking customers as well as strategic industry niches  Expanding nationally where we have distinguishable expertise  Broad suite of services includes account management, process automation, payments systems access, information management, and fraud and risk mitigation

Leasing Segment – Direct Leasing Subsidiaries 5 $0 $20 $40 $60 $80 $100 1Q 2012 2Q 3Q 4Q 1Q 2013 2Q 3Q 4Q 1Q 2014 2Q 3Q 4Q 1Q 2015 2Q 3Q 4Q 1Q 2016 Lease Financing Fee Revenue Trailing Twelve Month Trend (Dollars in Millions) Celtic acquisition Dec 2012  Full spectrum of lease and equipment financing solutions and related services  Leases and equipment finance products originated through our leasing subsidiaries: Celtic Commercial Finance, MB Equipment Finance and LaSalle Systems Leasing, Inc.  National customer base in diversified industries ranging from the “Fortune 1000” to middle-market companies, as well as targeted verticals (including the healthcare industry)  Broad equipment expertise, with capabilities in most types of essential-use capital equipment. Celtic and LaSalle possess specific expertise in technology-related, material handling equipment and healthcare assets, while MB Equipment Finance focuses on manufacturing, industrial, construction and transportation equipment  Products include both tax and non-tax leases, i.e. fair market value, Terminal Rental Adjustment Clause “TRAC” leases, dollar out and fixed purchase option leases; and traditional term loans  Capital markets syndication capabilities  Third party equipment maintenance contracts and life-cycle asset management services  Quarterly lease financing fee revenue varies; below is a rolling trend of trailing twelve month results

Mortgage Segment 6  An integrated national mortgage platform which began operations in 2010 and was acquired through the Taylor Capital merger in 2014  Multiple mortgage origination channels across a national sales footprint  Operates in 44 states and DC, with 49 retail branches located in 16 states as of 3/31/2016  Origination mix 51% purchase, 49% refinance for 1Q 2016  Channel mix 81% third party, 19% retail for 1Q 2016  In-house servicing platform based in Ohio  Diversified revenue streams  Currently originating approximately $400 million of mortgages per month  Servicing portfolio of $16.9 billion of home loans (notional) as of 3/31/2016  Mortgage Servicing Rights asset = $146 million and ratio of MSR asset/notional value of servicing portfolio = 0.86% as of 3/31/2016  Residential real estate loans of $375 million held for investment at 3/31/2016 consisting primarily of first lien adjustable rate mortgages  Strong credit quality since inception  Ranked in the Top 50 of The Detroit Free Press Top Work Places for midsized companies in 2013, 2014 and 2015

54% 46% C&I and Lease Loans CRE, Construction & Consumer Diversified Loan Portfolio Loan Mix 3/31/2016 Total: $9.8 billion Loan Mix 12/31/2012 Total: $5.3 billion Increased proportion of C&I and lease loans 47% 53% C&I and Lease Loans CRE, Construction & Consumer 12/31/2012 Percent of Total 3/31/2016 Percent of Total CAGR Commercia l $ 1,220 23.0% $ 3,510 35.7% 38% Commercia l col latera l ized by ass ignment of lease p yments (lease loans) 1,303 24.5% 1,774 18.1% 10% C&I and Lease Loans $ 2,523 47.5% $ 5,284 53.8% 26% Commercia l real estate 1,762 33.1% 2,832 28.8% 16% Construction real estate 110 2.1% 310 3.2% 37% Res identia l real estate 315 5.9% 678 6.9% 27% Other consumer 607 11.4% 717 7.3% 5% Gross loans , excluding HFS and PCI loans $ 5,317 100.0% $ 9,821 100.0% 21% Loans (Dol lars in mi l l ions) 7

$28.6 $66.1 NPL Composition as of March 31, 2016 (Dollars in millions) Asset Quality Statistics 8 $0 $20 $40 $60 $80 $100 $120 $140 2012 2013 2014 2015 3/31/2016 NPLs more than 30 days past due NPLs less than 30 days past due Payment Status of NPLs (Dollars in millions) C&I and Lease Loans CRE, Construction and Consumer 2012 2013 2014 2015 3/31/2016 ALLL to total loans 2.15% 1.96% 1.21% 1.31% 1.35% NPLs to total loans 2.03 1.87 0.96 1.07 0.95 ALLL to NPLs 106.17% 104.87% 126.34% 122.43% 142.00% YTD Net charge-offs (recoveries) to average loans (0.02%) 0.16 0.18 0.04 0.06 As of 12/31

 Total Return before fully tax equivalent adjustments and percentile rankings for 4Q 2015 (4)  Historical 3 and 5 year percentile ranking 9 Investment Portfolio – Top Quartile Performance 0 20 40 60 80 100 1Q 2012 2Q 3Q 4Q 1Q 2013 2Q 3Q 4Q 1Q 2014 2Q 3Q 4Q 1Q 2015 2Q 3Q 4Q Percentile Ranking 3 Year 5 Year 75th Percentile Total Annualized Return Percentile 3 Year 2.62% 90 5 Year 3.20% 81

84% 16% Low-cost Deposits CDs Attractive Deposit Mix with Significant Concentration of Low-Cost Deposits Deposit Mix 3/31/2016 Total: $11.5 billion 76% 24% Low-cost Deposits CDs Deposit Mix 12/31/2012 Total: $7.5 billion Improved mix while growing deposits Depos its Percent of Total Depos its Percent of Total Rate 1Q 2016 CAGR Non-interest bearing depos its $ 2,165 28.7% $ 4,668 40.5% - 27% Money market, NOW and interest bearing depos its 2,747 36.4% 4,048 35.1% 0.20% 13% Savings accounts 811 10.8% 991 8.6% 0.06% 6% Low-cost depos its $ 5,723 75.9% $ 9,707 84.2% 0.09% 18% Certi ficates of depos it (CDs) 1,526 20.2% 1,255 10.9% 0.46% (6%) Brokered CDs 294 3.9% 572 4.9% 1.48% 23% Total depos its $ 7,543 100.0% $ 11,534 100.0% 0.20% 14% Depos it Mix (Dol lars in mi l l ions) 12/31/2012 3/31/2016 10

American Chartered Acquisition Expected to Enhance Position in Chicago MSA 11 Rank Parent Company Name Total Active Branches Total Deposits Total Deposit Market Share 1 JPMorgan Chase & Co. 392 $ 87,504 22.75% 2 Bank Of Montreal 219 47,820 12.43% 3 Bank Of America Corporation 165 41,566 10.81% 4 Northern Trust Corporation 11 31,891 8.29% 5 Wintrust Financial Corporation 125 16,175 4.21% 6 Fifth Third Bancorp 172 14,853 3.86% (7) Pro-forma Combined 95 13,088 3.40% 7 PNC Financial Services Group, Inc. 153 12,023 3.13% 8 PrivateBancorp, Inc. 20 11,853 3.08% 9 Citigroup Inc. 65 11,740 3.05% 10 U.S. Bancorp 176 11,034 2.87% 11 MB Financial, Inc. 80 10,870 2.83% 12 First Midwest Bancorp, Inc. 92 7,603 1.98% 13 Wells Fargo & Company 11 5,990 1.56% 14 TCF Financial Corporation 160 5,760 1.50% 15 Associated Banc-Corp 26 3,538 0.92% 16 FirstMerit Corporation 39 2,554 0.66% 17 American Chartered 15 2,218 0.58% Other Market Participants 1,051 59,629 15.50% Market Total 2,972 $ 384,621 100% Current Chicago MSA Deposit Rankings (5) (Dollars in mill ions) MB Financial Branch American Chartered Branch

Shareholder Focus 12 $0.00 $0.04 $0.08 $0.12 $0.16 $0.20 1Q 2012 2Q 3Q 4Q 1Q 2013 2Q 3Q 4Q 1Q 2014 2Q 3Q 4Q 1Q 2015 2Q 3Q 4Q 1Q 2016 Quarterly Dividend per Common Share  Common (NASDAQ: MBFI) and 8% Series A Preferred Stock (NASDAQ: MBFIP)  $2.6 billion market capitalization as of April 27, 2016  In the third and fourth quarters of 2015 repurchased approximately 1.6 million common shares for $50 million completing a previously announced authorization  MBFI common shares are included in several major indexes (6)  Approximately 74 million common shares outstanding with large institutional and mutual fund ownership  Increased quarterly common dividend to $0.17 per share in 2Q 2015

Capital Planning 13 10.00% 8.46% 12.65% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% Tangible common equity to tangible assets Total Risk Based Capital Capital Ratios as of March 31, 2016 Regulatory Requirement MBFI  Tier 1 Capital includes 8.00% Series A Preferred and various floating rate trust preferred securities  The Series A Preferred is callable beginning Feb 2018  Trust preferred securities consists of 8 separate issuances, which are all currently callable, have variable interest rates ranging from 3 month LIBOR + 1.30% to 3 month LIBOR + 2.80%; maturities from 2028 to 2037  Possible redemptions reviewed regularly depending on projected capital needs and cost of these securities  How we intend to deploy capital  Intend to exceed regulatory well-capitalized requirements  Reinvest in our business lines to support organic growth  Pay a regular dividend  The 2015 dividend payout ratio was 32%  Current quarterly dividend of $0.17 per common share equates to a current annualized yield of approximately 1.99% (7)  Consider stock buy-backs when prior capital actions are not sufficient to utilize excess capital  Acquisitions with an active and disciplined approach  Taylor Capital Group closed August 2014  MSA Holdings, LLC closed December 2015  American Chartered Bancorp announced November 2015

Summary Income Statement and EPS $1.60 $1.79 $1.31 $2.02 $0.43 $0.50 $1.77 $1.83 $1.86 $2.06 $0.50 $0.54 $0.00 $0.40 $0.80 $1.20 $1.60 $2.00 $2.40 2012 2013 2014 2015 YTD 3/31/2015 YTD 3/31/2016 Fully Diluted Earnings Per Common Share As Reported EPS Operating EPS (excludes non-core items) 14 2012 2013 2014 2015 2015 2016 Net interest income $ 293 $ 272 $ 351 $ 465 $ 113 $ 119 Provis ion for credit losses (9) (6) 12 21 5 8 Net interest income after provis ion for credit losses $ 302 $ 278 $ 339 $ 444 $ 108 $ 112 Non-interest income 129 154 221 322 81 82 Non-interest expenses 304 295 437 534 140 136 Income before income taxes $ 127 $ 138 $ 123 $ 232 $ 50 $ 58 Appl icable income tax expense 37 40 37 73 16 19 Net income, as reported $ 90 $ 98 $ 86 $ 159 $ 34 $ 39 Non-core i tems, net of tax 10 3 34 3 5 3 Operating earnings $ 100 $ 101 $ 120 $ 162 $ 39 $ 42 Years Ended December 31, Three Months Ended March 31, Summary Income Statement (Dol lars in mi l l ions)

Key Fee Initiatives – Reflect Continued Solid Growth

Key Fee Initiatives
(Dollars in millions)

	Years Ended December 31,				Three Months Ended March 31,	
	2012	2013	2014	2015	2015	2016
Lease financing, net	$ 36.4	$ 61.2	$ 64.3	$ 76.6	$ 25.1	$ 19.0
Mortgage banking revenue	2.3	1.7	46.1	117.4	24.5	27.5
Commercial deposit and treasury management fees	23.6	24.9	34.3	45.3	11.1	11.9
Trust and asset management fees	18.0	19.1	21.8	23.6	5.7	8.0
Card fees	9.4	11.0	13.7	15.3	3.9	3.5
Capital markets and international banking	5.1	3.6	5.5	8.1	1.9	3.2
Total key fee initiatives	$ 94.8	$ 121.5	$ 185.8	$ 286.3	$ 72.2	$ 73.1
Percent change	22.3%	28.2%	53.0%	54.1%	146.6%	1.2%

- Lease financing
  - Includes fees related to equipment leases as well as brokering third party equipment maintenance contracts
- Mortgage banking
  - Includes revenue from both originations and servicing
- Commercial deposit and treasury management fees
  - Includes fees for the following services: account management, payments systems access, information management, and fraud and risk mitigation
  - Expanding nationally where we have expertise
- Trust and asset management fees
  - Wealth management solutions for individuals, corporations and not-for-profits
  - Includes fees for the following services: investment management, custody, personal trust, financial planning, and wealth advisory services for high net worth individuals
- Card fees
  - Includes fees for debit, credit (business and multi card) and prepaid (incentive and gift) cards
- Capital markets and international banking fees
  - Capital markets services includes derivatives and interest rate risk solutions, capital solutions, merger and acquisition advisory and real estate debt placement
  - International banking services includes trade services (letters of credit), export trade finance, and foreign exchange

15

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Operating Performance 16 25th-75th Percentile Median MBFI MBFI (8)  High percentage of low-cost deposits results in an overall low cost of funds and top quartile performance  Net interest margin driven by solid loan yields and investment portfolio returns matched with low funding costs Source: SNL Financial, company filings 0.32 0.27 0.25 0.24 0.28 0.52 0.32 0.25 0.23 0.27 0.66 0.51 0.43 0.43 0.46 0.10 0.30 0.50 0.70 0.90 2012 2013 2014 2015 1Q2016 Cost of Funds (%) 3.41 3.20 3.21 3.08 3.08 3.73 3.59 3.77 3.84 3.79 4.02 4.01 3.77 3.68 3.53 3.59 3.56 3.55 2.80 3.20 3.60 4.00 2012 2013 2014 2015 1Q2016 Net Interest Margin - FTE (%)

Operating Performance 17 25th-75th Percentile Median MBFI  Top quartile performance, while focused on further growing profitable and sustainable fee income  Outperformed peer median since 2012 Source: SNL Financial, company filings 25 25 23 25 23 29 34 37 40 39 33 34 34 35 36 14 20 26 32 38 44 2012 2013 2014 2015 1Q2016 Core Non-interest Income/Revenues - FTE (%) 1.40 1.40 1.26 1.31 1.33 1.65 1.44 1.45 1.38 1.31 1.88 1.99 1.91 1.74 1.70 1.10 1.30 1.50 1.70 1.90 2.10 2012 2013 2014 2015 1Q2016 Net Non-interest Expense/Average Assets (%)

Top Quartile Returns 18 25th-75th Percentile Median MBFI MBFI (9) MBFI (10) Source: SNL Financial, company filings 0.67 0.85 0.77 0.75 0.67 0.95 1.05 0.75 1.07 1.02 1.14 1.05 1.04 1.00 0.96 1.05 1.09 1.09 0.40 0.80 1.20 2012 2013 2014 2015 1Q2016 ROAA (%) 7.9 9.4 8.5 9.8 7.8 10.9 11.9 8.5 12.8 12.5 13.0 13.0 10.7 12.3 12.0 11.9 13.1 13.4 6.0 8.0 10.0 12.0 14.0 2012 2013 2014 2015 1Q2016 ROTCE (%) 9.3 9.4 9.7 9.2 13.1 13.3 10.4 9.3 13.5 13.3 12.3 11.3 8.0 10.0 12.0 14.0 16.0 2012 2013 2014 2015 TCE/RWA (%) (11) 7.6 7.7 7.4 7.5 7.3 9.1 9.7 8.5 8.2 8.5 9.2 9.0 8.6 8.8 9.0 6.5 7.5 8.5 9.5 10.5 2012 2013 2014 2015 1Q2016 TCE/TA (%)

Reserves/Loans (%) Credit Metrics 25th-75th Percentile Median MBFI Source: SNL Financial, company filings 19 0.58 0.40 0.31 0.37 0.37 1.62 1.36 0.73 0.87 0.79 1.62 1.14 0.83 0.87 0.83 0.00 0.50 1.00 1.50 2.00 2012 2013 2014 2015 1Q2016 NPAs/Assets (%) 0.96 0.57 0.49 0.40 0.42 2.03 1.87 0.96 1.07 0.95 1.73 1.21 0.99 1.07 1.11 0.00 0.50 1.00 1.50 2.00 2.50 2012 2013 2014 2015 1Q2016 NPLs/Loans (%) (12) 89.9 98.0 121.3 100.0 88.7 106.2 104.9 126.3 122.4 142.0 146.1 210.0 220.6 231.8 169.8 50.0 90.0 130.0 170.0 210.0 250.0 2012 2013 2014 2015 1Q2016 ALLL/NPLs (%) 1.10 1.00 0.91 0.84 0.83 2.15 1.96 1.21 1.31 1.35 1.75 1.51 1.32 1.22 1.29 0.40 1.00 1.60 2.20 2.80 2012 2013 2014 2015 1Q2016 ALLL/Loans (%)

Skilled Acquirer  Skilled acquirer of both depository and non-depository entities  Seventeen completed acquisitions since 2000  Disciplined financial analyses focused on  Internal rates of return and returns on invested capital  Long-term per share earnings accretion  Long track record of successful and rapid employee, customer and systems integrations  Branch network size and location makes acquired branch consolidations more likely to enhance expense savings opportunities  Company culture suited for acquisitions 20

2004 First Security Fed Financial (Chicago, IL)  January 9, 2004 2002 South Holland Bancorp (South Holland, IL)  November 1, 2002 LaSalle Systems Leasing, Inc. (Northbrook, IL)  July 22, 2002 2006 First Oak Brook Bancshares (Oak Brook, IL)  May 1, 2006 2009 Heritage Community Bank (Glenwood, IL)  February 7, 2009 InBank (Oak Forest, IL)  September 4, 2009 Corus Bank (Chicago, IL)  September 11, 2009 Benchmark Bank (Aurora, IL)  December 4, 2009 2008 Cedar Hill Associates, LLC (Chicago, IL)  April 18, 2008 Track Record of Being a Disciplined Acquirer and Experienced Integrator 2010 Broadway Bank (Chicago, IL)  April 23, 2010 New Century Bank (Chicago, IL)  April 23, 2010 2001 FSL Holdings, Inc. (South Holland, IL)  February 8, 2001 MidCity Financial (Chicago, IL)  April 19, 2001 First Lincolnwood (Lincolnwood, IL)  December 27, 2001 2012 Celtic Leasing Corp. (Irvine, CA)  December 28, 2012 2013 Taylor Capital Group, Inc. (Rosemont, IL)  July 14, 2013 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 * * * * * * * * * * * * * * * 2015 MSA Holdings, LLC (Chicago, IL)  October 28, 2015 American Chartered Bancorp (Schaumburg, IL) (pending)  November 22, 2015 Source: Company filings. Transaction dates indicate announcement date. 21

 Key earnings components comparisons to 4Q 2015  Net interest income decreased 2.0% to $119.3 million due to one less day in the quarter and lower accretion income on loans acquired in the Taylor Capital merger  Net interest margin on a fully tax equivalent basis excluding discount accretion on acquired Taylor Capital loans decreased 1 bps to 3.55%  Core non-interest income increased 8.9% to $81.7 million primarily due to an increase in lease financing revenues from fees and promotional revenue from the sale of third-party equipment maintenance contracts, increased trust and asset management fees as a result of the MSA acquisition and increased capital markets swap fees  On a fully tax-equivalent basis, core non-interest income was 39% of revenues in 1Q 2016 and was in the top quartile of our peer banks  Core non-interest expense increased 1.3% to $132.5 million due to increased salary and employee benefits expense as a result of performance-based leasing commissions and a full quarter of MSA results  Overall operating earnings (13) increased 3.2% to $41.9 million  Total loans, excluding purchased credit-impaired, grew 1.7% (7.0% annualized) in the 1Q 2016 to $9.8 billion  Total deposits grew 0.2% (1.0% annualized) in the 1Q 2016 to $11.5 billion  Credit quality metrics  The ratio of non-performing loans to total loans was 0.95% at 3/31/2016, a decrease from 1.07% at 12/31/2015  Annualized net loan charge-offs to average loans was 0.06% for 1Q 2016 a decrease from 0.14% for 4Q 2015  Provision for credit losses increased 11.9% to $7.6 million primarily due to an increase for acquired Taylor Capital loan portfolio renewals and new loan growth  In November 2015, we announced an agreement to acquire Schaumburg, IL-based American Chartered Bancorp, Inc., which had approximately $2.8 billion in assets as of March 31, 2016, and expect the deal to close around June 30, 2016  First full operating quarter of MSA Holdings, LLC results included in wealth management as the acquisition was completed in December 2015 Recent Company Highlights – 1Q 2016 22

Leasing Appendix 23

Lease Banking and Direct Leasing Subsidiaries 24 Business Corporate Headquarters 6111 N. River Road Rosemont, IL 9550 W. Higgins Road Rosemont, IL 4 Park Plaza, Suite 300 Irvine, CA 230 Schilling Circle, Suite 340 Hunt Valley, MD General Business Description Lessor funding source, principally providing non-recourse debt to independent leasing companies, captives and institutional vendor finance companies. Technology solutions and leasing company focused principally on leasing and life-cycle asset management, with a direct-to-end- user sales approach. General equipment leasing and finance company focused on direct origination. Traditional bank equipment leasing and finance company focused on direct origination, as well as indirect institutional originations and syndications Target Audience (National) Independent leasing companies Middle market companies and autonomous divisions of large companies Middle market and large companies Middle market to large companies Target Customer Annual Revenue $200 Million + $200 Million - $2 Billion $25 Million - $500 Million ($50 - $250 Million Primary target) $50 Million - $2 Billion ($75 - $500 Million Primary target) Equipment Specialization Principally information technology and healthcare assets, material handling and other. Principally information technology, material handling assets and healthcare. Principally information technology assets with heavy concentration in healthcare equipment. Principally construction, distribution, manufacturing, marine and transportation equipment. Total Assets (as of 3/31/2016) $1.8 Billion $0.3 Billion $0.3 Billion $0.4 Billion Lease Banking Leasing Segment – Direct Leasing Subsidiaries

Lease Banking 25  Our lease banking group, which is part of the Banking Segment, has provided for over four decades the following banking services to independent equipment lessors located throughout the U.S.  Debt financing  Working capital financing  Treasury management services  Equity/residual investment in leases through partnering with customers  Debt financings (Lease Loans) are non-recourse loans to lessors, collateralized by lease equipment and underwritten based on the financial wherewithal of each lessee. They are included as commercial loans collateralized by assignment of lease payments (Lease Loans) in the commercial-related loan section of the balance sheet for financial statement purposes.  Lessees generally consist of investment grade Fortune 1000, federal government, large middle-market and health care companies.  Most loans fully amortize over periods ranging from 30 to 60 months. No residual risk on Lease Loans funded with third parties.  Lease Banking’s results are included in the Banking Segment of our earnings release.  Credit experience has been solid. Non-performing loans/total loans were 0.37% as of 3/31/2016 and annualized net charge-offs were 0.12% for 1Q 2016.  Revenues from Lease Loans and working capital financing are reflected in interest income

Direct Leasing 26  Leases are originated directly throughout the U.S. by our three leasing subsidiaries, LaSalle Solutions, Celtic Equipment Finance and MB Equipment Finance, which together form the Leasing Segment in our earnings release. LaSalle and Celtic are customers of our Lease Banking group.  Lessors generally finance much of their equipment cost with debt (85% to 95% of the original equipment cost). The amount of debt available is based on the present value of future lease payments discounted at prevailing market interest rates. The lease portfolio is comprised of various types of equipment including computer systems, satellite equipment, material handling and general manufacturing and distribution equipment.  The portion of the equipment cost not funded with debt represents the equity or residual investment in the lease. Residual income is accreted over the life of the lease so that at the end of lease term the residual amount approximates the fair market value of the leased equipment.  Balance sheet classification: Direct Finance and Leveraged Leases that transfer substantially all of the benefits and risk related to the equipment ownership are grouped with Lease Loans in the loan section. By contrast, for Operating Leases, the underlying equipment at cost and net of accumulated depreciation is reflected in Lease investments, net, which is part of other assets, and was $216 million at 3/31/2016.  At the end of a lease term the lease may be renewed, purchased, extended on a month-to-month basis or the equipment may be returned and sold.  Income statement classification: Interest income on Direct Finance and Leveraged Leases and accreted residual income on these leases are included in Interest Income. By contrast, Lease Payments on Operating Leases plus accreted residual income on these leases less any depreciation expense on the equipment are included in non-interest income Lease Financing Fee Income. Proceeds received as a result of lease renewals and equipment sales less any residual investment in the lease results in a gain or loss that is also reflected in Lease Financing Fee Income.  We also broker maintenance contracts sold by equipment manufacturers to our customers covering equipment leased from MB as well as other equipment owned or leased by our clients. Equipment manufacturers are responsible for completing any maintenance covered by a maintenance contract. Maintenance contract revenue is presented, net of the related cost of sales paid to the third party vendor, as part of Lease Financing Fee Income for financial statement purposes.

Leasing Income Statement Geography 27 Interest Income Fee Income: Lease Financing, net Interest Income on Lease Loans x Interest Income on Direct Finance Leases x Interest Income on Leveraged Leases, less related funding cost x Residual accretion on Direct Finance and Leveraged Leases x Rental payments on Operating Leases x Depreciation expense on Operating Leases x Residual accretion on Operating Leases x Gains or losses on residuals x Equipment maintenance contract revenue, less related cost of sales x Vendor promotional revenue related to equipment maintenance contracts x Syndication fees x Origination gains x

Non-GAAP Disclosure Appendix 28

Non-GAAP Disclosure Reconciliations 29 This presentation contains certain financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (GAAP). These measures include core (or operating) earnings, core non-interest income, core non-interest income to revenues (with non-core items excluded from both core non-interest income and revenues), core non-interest expense, net interest income on a fully tax equivalent basis, net interest margin on a fully tax equivalent basis, net interest margin on a fully tax equivalent basis excluding acquisition accounting discount accretion on Taylor Capital loans and the ratio of net non-interest expense to average assets with net gains and losses on investment securities, net gains and losses on sale of other assets, and increase in market value of assets held in trust for deferred compensation excluded from the non-interest income components of these ratios, and prepayment fees on interest bearing liabilities, merger related and repositioning expenses, impairment charges, loss on low to moderate income real estate investments, contributions to MB Financial Charitable Foundation and increase in market value of assets held in trust for deferred compensation excluded from the non-interest expense components of these ratios, with tax equivalent adjustment for tax-exempt interest income and increase in cash surrender value of life insurance, as applicable; ratios of tangible common equity to tangible assets and tangible common equity to risk-weighted assets; operating return on average assets, and cash operating return on average tangible common equity. Our management uses these non-GAAP measures, together with the related GAAP measures, in its analysis of our performance and in making business decisions. Management also uses these measures for peer comparisons. Management believes that operating earnings and core and non-core non-interest income and core and non-core non-interest expense are useful in assessing our core operating performance and in understanding the primary drivers of our non-interest income and non-interest expense when comparing periods. The tax equivalent adjustment to net interest income, net interest margin, tax-exempt interest income and increase in cash surrender value of life insurance recognizes the income tax savings when comparing taxable and tax-exempt assets and assumes a 35% tax rate. Management believes that it is a standard practice in the banking industry to present net interest income and net interest margin on a fully tax equivalent basis, and accordingly believes that providing these measures may be useful for peer comparison purposes. For the same reasons, management believes that the tax equivalent adjustments to tax-exempt interest income and increase in cash surrender value of life insurance are useful. Management also believes that by excluding net gains and losses on investment securities, net gains and losses on sale of other assets, gain on extinguishment of debt and increase in market value of assets held in trust for deferred compensation from the non-interest income components, and excluding prepayment fees on interest bearing liabilities, merger related and repositioning expenses and increase in market value of assets held in trust for deferred compensation from the non-interest expense components, of the ratio of net non-interest expense to average assets, these ratios better reflect our core operating performance, as the excluded items do not pertain to our core business operations and their exclusion makes these ratios more meaningful when comparing our operating results from period to period.

Non-GAAP Disclosure Reconciliations

The ratios of tangible common equity to tangible assets and tangible common equity to risk-weighted assets exclude goodwill and other intangible assets, net of tax benefits, in determining tangible assets and tangible common equity. Management believes that the presentation of these measures excluding the impact of such items provides useful supplemental information that is helpful in understanding our financial results, as they provide a method to assess management's success in utilizing our tangible capital as well as our capital strength. Management also believes that providing measures that exclude balances of goodwill and other intangible assets, which are subjective components of valuation, facilitates the comparison of our performance with the performance of our peers. In addition, management believes that these are standard financial measures used in the banking industry to evaluate performance.

The non-GAAP disclosures contained herein should not be viewed as substitutes for the results determined to be in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

The following table reconciles net interest margin to net interest margin on a fully tax equivalent basis and net interest margin on a fully tax equivalent basis excluding discount accretion on acquired Taylor Capital loans for the periods presented:

Net Interest Margin

	Years Ended December 31,				Three Months Ended March 31, (Annualized)	
Ratio	2012	2013	2014	2015	2015	2016
Net interest margin	3.49%	3.31%	3.54%	3.63%	3.73%	3.57%
Plus: tax equivalent effect	0.24%	0.28%	0.23%	0.21%	0.20%	0.22%
Net interest margin, fully tax equivalent (FTE)	3.73%	3.59%	3.77%	3.84%	3.93%	3.79%
Less: effect of excluding discount accretion on acquired Taylor Capital loans			0.18%	0.28%	0.37%	0.24%
Net interest margin, FTE, excluding discount accretion on acquired Taylor Capital loans			3.59%	3.56%	3.56%	3.55%

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Non-GAAP Disclosure Reconciliations 31 2012 2013 2014 2015 2015 2016 Net income, as reported $ 90.4 $ 98.5 $ 86.1 $ 158.9 $ 34.1 $ 39.1 Non-core i tem adjustments Net losses (ga ins ) on investment securi ties (0.6) - 2.5 0.2 0.5 - Net losses (ga ins ) on sa le of other assets 0.9 0.3 (3.5) 0.0 (0.1) 0.0 (Gain) on extinguishment of debt - - (1.9) - - - Loss on low to moderate income real estate investment - - 2.1 - - - Merger related and repos i tioning expenses - 2.5 45.4 5.5 8.1 3.3 Impairment charges 2.2 - - - - - Prepayment fees on interest bearing l iabi l i ties 12.7 - - 0.1 0.1 - Contribution to MB Financia l Chari table Foundation - - 3.3 - - - Total non-core i tems $ 15.3 $ 2.8 $ 48.0 $ 5.8 $ 8.5 $ 3.3 Income tax expenseon non-core i tems 6.1 0.5 13.7 2.8 3.4 0.5 Operating earnings $ 99.5 $ 100.8 $ 120.3 $ 161.9 $ 39.2 $ 41.9 Dividends and accretion on preferred shares (3.3) - (4.0) (8.0) (2.0) (2.0) Operating earnings avai lable to common stockholders $ 96.2 $ 100.8 $ 116.3 $ 153.9 $ 37.2 $ 39.9 Years Ended December 31, Three Months Ended March 31, Operating Earnings (Dol lars in mi l l ions) The following table presents a reconciliation of net income to operating earnings:

The following table presents a reconciliation of tangible common equity to common stockholders’ equity: The following table presents a reconciliation of tangible assets to total assets: Non-GAAP Disclosure Reconciliations 32 2012 2013 2014 2015 3/31/2016 Common stockholders ' equity - as reported $ 1,276 $ 1,327 $ 1,913 $ 1,972 $ 2,008 Less : goodwi l l 423 423 712 725 725 Less : other intangible, net of tax benefi t 19 15 25 29 28 Tangible common equity $ 833 $ 888 $ 1,177 $ 1,218 $ 1,254 Tangible Common Equity (Dol lars in mi l l ions) As of December 31, 2012 2013 2014 2015 3/31/2016 Total assests - as reported $ 9,572 $ 9,641 $ 14,602 $ 15,585 $ 15,576 Less : goodwi l l 423 423 712 725 725 Less : other intangible, net of tax benefi t 19 15 25 29 28 Tangible assets $ 9,129 $ 9,203 $ 13,866 $ 14,831 $ 14,823 Ratio of Tangible common equity/Tangible assets 9.1% 9.7% 8.5% 8.2% 8.5% As of December 31, Tangible Assets (Dol lars in mi l l ions)

Non-GAAP Disclosure Reconciliations

Net Non-Interest Expense to Average Assets
(Dollars in millions)

	Years Ended December 31,				Three Months Ended March 31,	
	2012	2013	2014	2015	2015	2016
Non-interest expense	$ 304.0	$ 294.6	$ 436.8	$ 534.2	$ 139.9	$ 135.8
Less prepayment fees on interest bearing liabilities	12.7	-	-	0.1	0.1	-
Less merger related and repositioning expenses	-	2.5	45.4	5.5	8.1	3.3
Less impairment charges	2.2	-	-	-	-	-
Less increase in market value of assets held in trust for deferred compensation	0.8	1.6	0.8	0.0	0.3	0.0
Loss on low to moderate income real estate investment	-	-	2.1	-	-	-
Contribution to MB Financial Charitable Foundation	-	-	3.3	-	-	-
Non-interest expense - as adjusted (Core non-interest expense)	$ 288.4	$ 290.6	$ 385.2	$ 528.6	$ 131.5	$ 132.5
Non-interest income	129.2	154.4	221.3	322.1	81.3	81.7
Less net gains (losses) on investment securities	0.6	-	(2.5)	(0.2)	(0.5)	-
Less net (losses) gains on sale of other assets	(0.9)	(0.3)	3.5	(0.0)	0.0	(0.0)
Less gain on extinguishment of debt	-	-	1.9	-	-	-
Less increase in market value of assets held in trust for deferred compensation	0.8	1.6	0.8	0.0	0.3	0.0
Non-interest income - as adjusted (Core non-interest income)	$ 128.8	$ 153.2	$ 217.7	$ 322.3	$ 81.4	$ 81.7
Less tax equivalent adjustment on the increase in cash surrender value of life insurance	1.9	1.8	1.8	1.8	0.5	0.5
Net non-interest expense	$ 157.7	$ 135.6	$ 165.7	$ 204.5	$ 49.6	$ 50.3
Average Assets	$ 9,548	$ 9,392	$ 11,420	$ 14,828	$ 14,363	$ 15,488
Net non-interest expense to average assets	1.65%	1.44%	1.45%	1.38%	1.40%	1.31%
Net non-interest expense to average assets (without adjustments)	1.83%	1.49%	1.89%	1.43%	1.66%	1.41%

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Ratios for the three-month periods are annualized

Non-GAAP Disclosure Reconciliations

Core Non-Interest Expense
(Dollars in millions)

	Years Ended December 31, 2012	2013	2014	2015	Three Months Ended March 31, 2015	2016
Non-interest income	$ 129.2	$ 154.4	$ 221.3	$ 322.1	$ 81.3	$ 81.7
Less net gains (losses) on investment securities	0.6	-	(2.5)	(0.2)	(0.5)	-
Less net (losses) gains on sale of other assets	(0.9)	(0.3)	3.5	(0.0)	0.0	(0.0)
Less gain on extinguishment of debt	-	-	1.9	-	-	-
Less increase in market value of assets held in trust for deferred compensation	0.8	1.6	0.8	0.0	0.3	0.0
Total core non-interest income	$ 128.8	$ 153.2	$ 217.7	$ 322.3	$ 81.4	$ 81.7
Plus tax equivalent adjustment on the increase in cash surrender value of life insurance	1.9	1.8	1.8	1.8	0.5	0.5
Core non-interest income, fully tax equivalent	$ 130.7	$ 155.0	$ 219.5	$ 324.1	$ 81.9	$ 82.2

Tax Revenue, Fully Tax Equivalent Reconciliation
(Dollars in millions)

	Years Ended December 31, 2012	2013	2014	2015	Three Months Ended March 31, 2015	2016
Net interest income	$ 292.8	$ 272.3	$ 350.8	$ 465.6	$ 113.4	$ 119.3
Plus: tax equivalent effect	20.4	22.7	23.6	27.1	6.1	7.2
Net interest income, fully tax equivalent	313.2	295.0	374.4	492.7	119.5	126.5
Core non-interest income	128.8	153.2	217.7	322.3	81.4	81.7
Plus tax equivalent adjustment on the increase in cash surrender value of life insurance	1.9	1.8	1.8	1.8	0.5	0.5
Total revenues, fully tax equivalent	$ 443.9	$ 450.0	$ 593.9	$ 816.8	$ 201.3	$ 208.7
Core non-interest income to revenues, fully tax equivalent	29.4%	34.4%	37.0%	39.7%	40.7%	39.4%

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Footnotes

1) Annualized operating return on average assets is computed by dividing operating earnings by average total assets. Amount is for 1Q 2016.
2) Top quartile performance is defined as being in the 75th or better percentile for the given financial metric of the peer set. Peer set consists of MBFI, ASB, BOKF, CBSH, CFR, FHN, FMBI, FMER, FNB, FULT, HBHC, IBKC, ONB, PVTB, SBNY, TCB, TCBI, TRMK, UMBF, UMPQ, VLY, WBS, WTFC.
3) According to the U.S. Department of Commerce, the President's "E" Award is the highest recognition any U.S. entity can receive for making a significant contribution to the expansion of U.S. exports.
4) Source: Performance Trust Capital Partners. Peer set is all US Banks and excludes credit unions.
5) Source: FDIC as of June 30, 2015
6) MBFI common shares are included in the Russell 2000 Index, the S&P 600 Small Cap Index, the NASDAQ Bank Index and the MSCI Global Sustainability Index among other indexes.
7) Based on May 3, 2016 closing stock price of $34.25
8) Net Interest Margin:

	As Reported	Excluding discount accretion on acquired Taylor Capital loans
2014	3.77%	3.59%
2015	3.84%	3.56%
1Q 2016 (annualized)	3.79%	3.55%

9) Return on Average Assets ("ROAA"):

	As Reported	Operating ROAA
2014	0.75%	1.05%
2015	1.07%	1.09%
1Q 2016 (annualized)	1.02%	1.09%

Operating ROAA is computed by dividing operating earnings by average total assets

10) Return on Average Tangible Common Equity ("ROTCE"):

	As Reported	Cash Operating ROTCE
2014	8.52%	11.92%
2015	12.82%	13.07%
1Q 2016 (annualized)	12.47%	13.37%

Cash Operating ROTCE is computed by dividing cash operating earnings (operating earnings plus other intangibles amortization expense, net of tax benefit, less dividends on preferred shares) by average tangible common equity

11) TCE/RWA – Risk weighted assets for peer banks are not yet available for 1Q 2016. MBFI ratio is estimated at 9.56%.
12) NPLs/Loans – Excludes accruing TDRs
13) Operating earnings is defined as net income as reported less non-core items, net of tax. Non-core items do not pertain to our core business operations.

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May 2016 NASDAQ: MBFI Investor Presentation